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                               December 7, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       BRC Inc.
       1250 S. Capital of Texas Highway
       Building 2, Suite 285
       Austin, Texas 78746

                                                        Re: BRC Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 10,
2021
                                                            File No. 333-260942

       Dear Mr. Kadenacy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed November 10, 2021

       General

   1. Please elaborate on the data behind your NPS. For example, please disclose what exactly this metric is, the
sample size that the score was derived from and the time period for which the score was
obtained.
   2. Please provide us your analysis of whether the supermajority provisions described on page
                                                        244 are required to be
presented as separate proposals under Proposal 2.
   3. We note the disclosure on page ii that the PIPE transaction will occur first and the shares issued will be
converted into the right to acquire PubCo shares. Please tell us how you determined it is
appropriate to register the issuance of those shares to the PIPE investors.
 Stephen M. Kadenacy
FirstName
BRC Inc. LastNameStephen M. Kadenacy
Comapany7,
December  NameBRC
             2021    Inc.
December
Page 2    7, 2021 Page 2
FirstName LastName
4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Cover Page

6. Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the business combination. In addition, please quantify the value of the shares to be issued in the transaction.
7. Please indicate that the combined company will be a controlled company and identify the controlling shareholders and the shareholders' total voting power. Market Industry and Data, page 7

8. We note that the prospectus includes market and industry data based on information from third- party sources. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
Question and Answers, page 8

9. Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction. Also revise your disclosure on pages 27-28 to highlight those negative factors.
10. Please revise this section to include a question and answer that discusses BRC's status as a public benefit corporation, identifies its public benefit, and discusses potential risks that may be presented to the public stockholders.
What shall be the relative equity stakes of the Public Stockholders, page 15

11. Please revise to present this information assuming the conversion/exercise of all outstanding securities.
Summary of the Proxy Statement/Prospectus, page 22

12. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the
         Continuing Unitholders should be enhanced and given more prominence in your prospectus. Please expand the discussion of the TRA as a principal topic in the prospectus
 Stephen M. Kadenacy
BRC Inc.
December 7, 2021
Page 3
         summary so that readers do not have to search for key information about significant financial arrangements that will materially impact the company's liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the Continuing Unitholders, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the Continuing Unitholders and redirects cash flows to them at the expense of the rest of your shareholders.
SilverBoxs Board of Directors Reasons for the Approval of the Business Combination, page 121

13. Please revise to describe in greater detail the "financial and valuation analyses" referenced in the eighth bullet on page 122.
Certain Forecasted Information for Authentic Brands, page 126

14. We note the following disclosure stating that "none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error." Please revise your disclosure to clarify that you will update this information to the extent required by law.
15. We note the assumptions described on pages 126 and 128. Please revise to clarify how those assumptions relate to the projections included in the tables on pages 127 and 128.
Interests of SilverBoxs Directors and Officers in the Business Combination, page 129

16. Please expand the second bullet on page 130 to quantify the extent of participation in the
         PIPE by the entities/persons referenced on an individual basis. Material U.S. Federal Income Tax Considerations, page 146

17. We note that you intend for the transaction to qualify as a reorganization under Section
       368 of the Code. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel.
       Whenever there is significant doubt about the tax consequences of the transaction, it is
       permissible for the tax opinion to use    should    rather than    will,
   but counsel providing
FirstName LastNameStephen M. Kadenacy
       the opinion must explain why it cannot give a    will    opinion and
describe the degree of
Comapany    NameBRC
       uncertainty        Inc.
                     in the opinion. Please also include appropriate risk
factor disclosure. Please
       refer7,to2021
December         Sections
                     Page III.B
                           3 and C of Staff Legal Bulletin 19.
FirstName LastName
 Stephen M. Kadenacy
FirstName
BRC Inc. LastNameStephen M. Kadenacy
Comapany7,
December  NameBRC
             2021    Inc.
December
Page 4    7, 2021 Page 4
FirstName LastName

Entertain, page 174

18. Please refer to the graph on page 175. Please clarify whether any coffee companies, such as those on page 177, exceed the amounts you disclose for yourself. Also disclose whether the graphs for other companies also include individuals associated with those companies, in light of your disclosure in note 1.
Financial Statements, page F-1

19. Please provide updated interim financial statements in your filing for all entities and address the matters noted in the Item 4.02 Form 8-K filed on November 22, 2021 as they pertain to SilverBox Engaged Merger Corp I.
Balance Sheet as of March 2, 2021, page F-19

20. Please remove the balance sheet information as of March 2, 2021, as it is not required.
         We note the information is not covered by an audit opinion, nor labeled "unaudited" and may also contain an error in the classification of temporary and permanent equity.
SilverBox Engaged Merger Corp I
Note 9 - Subsequent Events, page F-62

21. Please include the specific date the company evaluated subsequent events and transaction that occurred after the balance sheet date up to the date that the financial statements were issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Stephen M. Kadenacy
BRC Inc.
FirstName
December 7,    LastNameStephen
                 2021          M. Kadenacy
Comapany
Page    5      NameBRC Inc.
December 7, 2021 Page 5
cc:       Jonathan Ko
FirstName LastName